WINSANTOR, INC.

Unaudited Financial Statements For The Years Ended December 31, 2018 and 2017

January 30, 2020

WINSANTOR, INC.
UNAUDITED FINANCIAL STATEMENTS
TABLE OF CONTENTS

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CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the shareholders of:
Winsantor, Inc.
7220 Trade St #370
San Diego, CA 92121

We have reviewed the accompanying balance sheet of Winsantor, Inc. (a C Corporation) as of December 31, 2018, and the related statement of operations, shareholders' equity, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion. The financial statements of Winsantor, Inc. as of December 31, 2017 prior to adjustment were reviewed by us, report dated September 18, 2018, stated that based on procedures, we are not aware of any material modifications that should be made to the financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Management's Responsibility for the Financial Statements
Management (owners) is (are) responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

We also reviewed the adjustments described in Note I that were applied to restate the 2017 financial statements. Based on our review, we are not aware of any material modifications that should be made to the adjustments described in Note I that were applied to restate the 2017 financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Front Range CPA
Englewood, Colorado 80112
January 30, 2020

Heather Kearns   INDEPENDENT ACCOUNTANT'S REVIEW   1

WINSANTOR, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2018 & 2017

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ASSETS

CURRENT ASSETS		2018		2017
Cash		$ 31,888	$	109,627
Accounts Receivable		-		1,577
Other Current Assets		1		1,046
TOTAL CURRENT ASSETS		31,888		112,250
NON-CURRENT ASSETS				
Deposits		3,611		3,984
TOTAL NON-CURRENT ASSETS		3,611		3,984
TOTAL ASSETS		$ 35,500	$	116,234

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		2018		2017
Accounts Payable		$ 1,378,784	$	189,596
Interest Payable		5,282		-
Other Current Liabilities		2,436		30,869
TOTAL CURRENT LIABILITIES		1,386,502		220,465
NON-CURRENT LIABILITIES				
Convertible Debt		325,000		-
TOTAL NON-CURRENT LIABILITIES		325,000		-
TOTAL LIABILITIES		1,711,502		220,465
SHAREHOLDERS' EQUITY				
Common Stock (15,468,000 shares issued and outstanding, $0.0001 par value)		1,547		1,547
Preferred Stock (1,013,466 shares issued and outstanding, $0.0001 par value)		101		73
Additional Paid in Capital		1,737,099		1,216,995
Cumulative Translation Adjustment		28,900		(3,964)
Retained Earnings		(3,443,649)		(1,318,882)
TOTAL EQUITY		(1,676,002)		(104,231)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 35,500	$	116,234

WINSANTOR, INC.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

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	2018	**2017**
Operating Income		
Grant Income	$ 1,051,335	$ 1,548,676
Other Income	130,233	9,594
Total Income	1,181,568	1,558,270
Cost of Sales	-	-
Gross Profit	1,181,568	1,558,270
Operating Expense		
Research and Development	2,296,498	1,446,945
Employee Compensation	541,455	362,868
Legal and Professional Fees	221,370	219,932
General and Administrative	74,722	63,891
License Fees	75,000	50,000
Stock Compensation	55,133	38,062
Travel	51,825	22,764
Contractors	50,970	32,969
Loss on Conversion of Preferred Shares	-	285,065
Charitable Contributions	-	50,000
Bad Debt	-	8,505
Taxes	(70,923)	(168,163)
Total Operating Expenses	3,296,050	2,412,838
Net Income from Operations	(2,114,482)	(854,568)
Other Income (Expense)		
Interest Income	-	1
Interest Expense	(10,285)	(15,825)
Total Other Income (Expense)	(10,285)	(15,824)
Net Income	$ (2,124,767)	$ (870,392)

WINSANTOR, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

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	Common Stock	Preferred Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance, Dec 31 2016	**1,547**	**-**	**6,000**	**6,166**	**(448,490)**	**(434,777)**
Net Loss					(870,392)	(870,392)
Preferred Stock Issued (224,372 shares issued)		22	361,841			361,863
Debt conversion to preferred stock (501,389 shares issued)		51	811,092			811,143
Stock-based compensation			38,062			38,062
Other Comprehensive Income				(10,130)		(10,130)
Balance, Dec 31 2017	**1,547**	**73**	**1,216,995**	**(3,964)**	**(1,318,882)**	**(104,231)**
Net Loss					(2,124,767)	(2,124,767)
Preferred Stock Issued (1,013,466 shares issued)		28	464,971			464,999
Stock-based compensation			55,133			55,133
Other Comprehensive Income				32,864		32,864
Balance, Dec 31 2018	**1,547**	**101**	**1,737,099**	**28,900**	**(3,443,649)**	**(1,676,002)**

WINSANTOR, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) for The Period	$ (2,124,767)	$ (870,392)
Stock Based Compensation Expense	55,133	38,062
Loss on Conversion of Convertible Debt	-	285,065
Bad Debt Expense	-	8,505
Change in Assets and Liabilities		
Change in Receivables	1,577	151,279
Change in Prepaid Expenses	1,045	(1,155)
Change in Payables	1,227,528	46,477
Change in Interest Payable	5,282	(63,056)
Change in Other Accrued Liabilities	(28,433)	18,857
Net Cash Flows From Operating Activities	(862,635)	(386,358)
Cash Flows From Investing Activities		
Facility Deposits	373	2,160
Net Cash Flows From Investing Activities	373	2,160
Cash Flows From Financing Activities		
Proceeds from Issuance of Convertible Notes	325,000	15,000
Proceeds from Sale of Preferred Stock	465,000	437,940
Net Cash Flow From Financing Activities	790,000	452,940
Cash at Beginning of Period	109,627	44,191
Net Increase (Decrease) in Cash	(72,262)	68,742
Effect of Exchange Rate on Cash	(5,477)	(3,306)
Cash at End of Period	$ 31,888	$ 109,627
Supplemental Disclosures:		
Debt Converted into Preferred Shares		450,000
Accrued Interest Converted into Preferred Shares		76,027

WINSANTOR, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Winsantor, Inc. ("the Company") is a lean San Diego clinical-stage company focused on the accelerated development of first-in-class therapies to prevent and reverse peripheral neuropathy.

The Company will conduct an equity crowdfund offering during the first quarter of 2020 for the purpose of raising operating capital to fund ongoing clinical trials. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"

Going Concern and Management's Plan - The Company's financial statements are prepared using U.S. GAAP and are subject to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company faces certain risks and uncertainties. Our long-term success depends on the successful development of our lead drug. Product development is very expensive and involves a high degree of uncertainty and risk, including obtaining regulatory approval from the FDA and/or foreign regulatory agencies.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to sub-lessee. Management reviews open receivables and records an allowance for doubtful accounts if collectability is no longer reasonably assured. No allowance was recorded in 2018. In 2017 we recorded an allowance of $8,505.

Other Receivables consists of grant revenue realized and not received.

Revenue Recognition

Grant revenues are recorded in the period in which grant expenditures occur.

R&D Costs

R&D Costs make up the majority of The Company's expenses and are expensed in accordance to GAAP.

Stock-Based Compensation

The Company accounts for the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award, determined on the date of grant. The expense is to be recognized over the period during which an employee is required to provide services in exchange for the award. The Company estimates forfeitures at the time of grant and makes revisions, if necessary, at each reporting period if actual forfeitures differ from those estimates.

NOTE C- LEASES

The Company leases a portion of an office building used by the Company in the ordinary course of business. The Company's lease obligation does not meet the criteria for "capital lease" treatment under GAAP, therefore it is not recognized as liabilities on the Company's balance sheets.

Future minimum payments by category of lease are as follows:

	2019	2020	2021	2022
Buildings	$43,892	45,230	26,839	-

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2018. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2017 will expire if unused after-tax year 2038. The Company's 2015 federal tax filing will be subject to review by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020. The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service until 2021. The Company's 2018 federal tax filing will be subject to inspection by the Internal Revenue Service until 2022.

The Company is subject to Franchise Tax requirements in the State of California. The Company's California tax filings for tax year 2015, 2016, 2017 and 2018 will be subject to review by that State until the expiration of the statutory period in 2020, 2021, 2022 and 2023, respectively.

NOTE E- NOTES PAYABLE

The Company has convertible notes ("the Notes") that accrue interest and have twenty-four-month terms, with the earliest commencing in May of 2018. Interest rates vary between 6-7% for a majority of the notes with the exception of one note that has a flat interest fee of $7,000. At Holders election and in the event that the Company issues and sells shares of its Preferred Stock in an equity financing which occurs on or prior to the Maturity Date of the Notes, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing. As of December 31, 2018 there were notes outstanding with a principal balance of $325,000 and accrued interest of $5,282.

In 2017, The Company opened a preferred stock round of financing at a $25M valuation. At that time, $450,000 of debt and $76,027 in interest converted to preferred shares. The convertible debt had a valuation cap lower than $25M and therefore created a loss upon conversion of $285,065.

NOTE F- STOCKHOLDERS' EQUITY

The Company's equity consists of Common and Preferred shares. There are 15,468,000 Common Shares outstanding as of December 31, 2018 and 2017. In 2017, the Company opened a Preferred stock round of financing at a $25M valuation. The Company issued 287,705 preferred shares in 2018 for proceeds of $437,940 and 725,761 preferred shares in 2017 for cash proceeds of $360,000 and debt conversion of $450,000 plus accrued interest of $76,027.

Stock options

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Balance, December 31, 2016	1,575,000	$0.0967	2.95
Granted	-	$0.1667	
Exercised	-	-	
Cancelled	-	-	
Balance, December 31, 2017	1,575,000	$0.0967	1.95
Exercisable, December 31, 2017	806,250	$0.0527	
Granted	180,000	-	
Exercised	-	-	
Cancelled	-	-	
Balance, December 31, 2018	1,755,000	$0.1257	1.55
Exercisable, December 31, 2018	1,170,833	$0.0774	

In 2018, the Board of Directors approved the grant of 180,000 options to employees of the company, in accordance with the terms of the 2014 Stock Option Plan. The options will vest over four years. One-quarter of the options will vest on the one-year anniversary of the grant date. Thereafter, 1/48 of the shares will vest on a monthly basis measured from the vesting start date.

There were no options granted during the year ended December 31, 2017. The fair value of each stock option granted during the year ended December 31, 2018 was estimated on the date of grant using the Black Scholes option pricing model with the following assumptions:

	December 31, 2018
Risk-Free Interest Rate Range	2.13 – 2.57%
Expected Life	4.0 Years
Vesting Period	0 – 1 Year
Expected Volatility	413%
Expected Dividend	-
Forfeiture Rate	-
Fair Value Range of Options at Grant Date	$0.38

Significant assumptions utilized in determining the fair value of our stock options included the volatility rate, estimated term of the options and risk-free interest rate. The volatility rate was calculated based upon our historic option value and the compounded rate of return. The term of the options was assumed to be four years, which is the contractual term of the option agreement. The risk-free rate was determined utilizing the treasury rate with a maturity equal to the estimated term of the option grant. We did not calculate a forfeiture rate as we do not expect any changes to our operations and personnel at this time.

For the years ended December 31, 2018 and 2017, the Company recorded stock-based compensation expense of $55,133 and $38,062, respectively.

NOTE G- RELATED PARTY

In 2018, The Company had a related party transaction in which it received $125,000 in revenue for services related to Glaucoma research from NGoggle, Inc. The Company's CEO also serves on the Board of NGoggle, Inc. The Company was asked to perform this work as Glaucoma is optic neuropathy and the Company is a leader in the neuropathy field.

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- PRIOR YEAR ADJUSTMENTS

The Company made prior year adjustments to account for the conversion of Convertible Debt at the time of the equity round was valued. This correction increased expenses by $288,829 in 2017, primarily to account for the economic loss due to a valuation cap on the convertible debt. This correction also reduced our liabilities by $526,027 for the relief of Convertible Debt and increased our preferred shares and additional paid in capital by $811,143.

NOTE J- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 31, 2019, the date that the financial statements were available to be issued.

In May of 2019, the Board of Directors approved stock option grants of 135,000 NSO and 115,000 ISO. As of December 31, 2019, 70,000 ISO's have been cancelled.